

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

<u>Via E-mail</u>
R. Stephen Stagner
President and Chief Executive Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

> **Re:     Mattress Firm Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **File No. 333-174830**

Dear Mr. Stagner:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

3. All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible.  Please note that we may have comments on the legal opinion and other exhibits once they are filed.  Please understand that we will need adequate time to review these materials before accelerating effectiveness.

4.  Please provide the information in your filing as of the most recent practicable date.  For example, and not as an exhaustive list, please update your:

    - beneficial ownership table and related share information;
    - number of your record holders;
    - table of executive officers and directors; and
    - franchise, market and store related information.

Inside Front Cover Page

5.  Please provide a copy of any inside cover graphics.

Note Regarding Market and Industry Data, page ii

6.  We note your statement regarding the market and industry data in your prospectus that you "cannot always verify this information with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size." Please delete this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

7.  The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your company, competitive strengths and growth strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your growth plans.  For example, in the first paragraph on page 2, you discuss your "proven track record of growth and profitability" and your net sales for the most recently completed fiscal year, without discussing your net losses in fiscal 2008 and 2009.  You also discuss Adjusted EBITDA without discussing your loss on store closings and impairment of store assets, and your goodwill impairment charge in fiscal 2008.  In the last sentence, you state that as a result of the fragmented nature of your industry, you have a compelling opportunity to continue profitable growth into the future, yet on page 15 in the risk factors you state that your ability to grow and remain profitable may be limited by competition in your industry, which is competitive and fragmented.  Note that this is not meant to represent an all-inclusive list of where your Prospectus Summary should be improved.

8.  Please disclose the basis for all of your assertions about your competitive position within your industry.  If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this.  Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.  Alternatively, please confirm that these sources are

widely available to the public.  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.  Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting these statements.  The following are examples only of some of your competitive position assertions:

- "In 2010, we ranked first among the top 100 U.S. furniture stores for both growth in store count and percentage increase in sales," pages 1 and 62;
- "We have the largest geographic footprint in the United States among multi-brand mattress specialty retailers and rank second in total sales among mattress specialty retailers," pages 1, 5, 62 and 66;
- "Of our company-operated stores, 75% are located in markets in which we believe we had the number one market share position as of February 1, 2011," pages 1, 5, 62 and 66;
- "In 2008, mattress specialty retailers had a market share in excess of 40%, which represented the largest share of the market, having more than doubled their share over the past 15 years," pages 2, 40 and 63; and
- "Over the most recent recessionary period, our management team has shown an ability to outperform the industry, with Mattress Firm being the only leading mattress specialty retail brand to avoid a sales decline in 2009, versus the average leading mattress specialty retailer decline of 9.6%," pages 6 and 67.

9. Please briefly describe your organizational structure and how you expect it to change following the offering.  Include in your discussion the ownership of Mattress Holdings, LLC and its expected dissolution.

Our Company, page 1

10. We note your disclosure in pages 1 – 8 repeats the disclosure in pages 62 – 69.  Please revise to eliminate this repetitive disclosure.  See Note 4 to Rule 421(b) of Regulation C.

11. We note your disclosure of Adjusted EBITDA and the compound annual growth rate of adjusted EBITDA.  Please revise your disclosure here and throughout the prospectus where EBITDA or Adjusted EBITDA are presented to clearly identify the measures as non-GAAP financial measures, and disclose net income or loss with equal or greater prominence.  In addition, please include a cross reference to the disclosures presented pursuant to Item 10(e) of Regulation S-K here and elsewhere in the prospectus where you disclose EBITDA and/or Adjusted EBITDA and the disclosures required by Item 10(e) of Regulation S-K are not provided.

12. Please disclose in the filing the basis, including any material assumptions, for your statements on page 7 that you "could operate approximately 2,500 Mattress Firm store

locations in both existing and new markets in the United States," and that you "can double the current number of [y]our company-operated stores within the next five to six years."

The Offering, page 10

13. Please disclose in the last paragraph on page 10 whether the number of shares to be outstanding after the offering assumes the conversion of the equity interests in Mattress Holdings, LLC into shares of your common stock. We note your disclosure on page 111 that you expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the lock-up agreements. Please explain whether the Class A, B and C Units will convert to common stock following the offering or whether the equity holders will receive distributions of Mattress Holdings LLC. Please also provide a more detailed description regarding the dissolution of Mattress Holdings, LLC and the Class A, B and C Units under Description of Capital Stock on page 111.

Summary Historical Consolidated Financial and Operating Data, page 12

14. When you complete the "as adjusted" balance sheet data on page 13, please provide footnotes that clearly explain the adjustments and assumptions involved in computing the as adjusted amounts.

Note (6), page 13

15. We note your disclosure that management uses Adjusted EBITDA to provide information with respect to your ability to meet future debt service and to comply with various covenants in documents governing your indebtedness. We also note that you use Adjusted EBITDA to determine compliance with certain covenants under the Senior Credit Agreement that are calculated based on similar measures. Please disclose how management uses Adjusted EBITDA to determine compliance with debt covenants that are not computed using Adjusted EBITDA as presented. Please similarly revise the disclosure in note (7) to Selected Consolidated Financial and Operating Data. In addition: please tell us whether you believe the covenants are material to an investor's understanding of your financial condition and/or liquidity. If so, tell us your consideration of disclosing the amounts or limits required for compliance with the covenants and the actual or reasonably likely effects of non-compliance on your financial condition and liquidity in your discussion of liquidity and capital resources on page 48.

16. We note your disclosure that Adjusted EBITDA has similar limitations as an analytical tool to those set forth in note (5) related to the use of EBITDA. Please disclose the additional limitations on the use of Adjusted EBITDA as an analytical tool arising from the various adjustments to EBITDA to arrive at Adjusted EBITDA. Please similarly revise the disclosure in note (7) to Selected Consolidated Financial and Operating Data.

17. Reference is made to the tabular reconciliation of U.S. GAAP net income (loss) to EBITDA and Adjusted EBITDA, and more specifically to the adjustments to arrive at Adjusted EBITDA. Please disclose with more specificity the nature of the amounts included in the adjustment for one-time acquisition and other expenses. In addition, since you disclose Adjusted EBITDA as a measure of your operating performance, please tell us how your characterization of financial sponsor fees and expenses and acquisition and other expenses as "one-time" or "unusual" complies with the exclusion in Item 10(e)(1)(ii)(B) of Regulation S-K.

18. Further to the above, it appears that you are also presenting Adjusted EBITDA as a non-GAAP liquidity measure since the measure provides additional information with respect to your ability to meet future debt service. Please confirm or otherwise advise. If you are presenting Adjusted EBITDA as a non-GAAP liquidity measure, please tell us how the adjustments for financial sponsor fees and expenses and one-time acquisition and other expenses comply with the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K and provide a reconciliation of Adjusted EBITDA to cash flows from operating activities together with the three major categories of the statement of cash flows. Otherwise, please clarify your disclosure regarding the use of Adjusted EBITDA as a measure of your ability to meet future debt service. Conforming revisions should also be made to the disclosure in note (7) to Selected Consolidated Financial and Operating Data. Refer to our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Risk Factors, page 15

19. Please delete the last sentence in the first paragraph in which you state that other unknown or immaterial risks may also adversely impact your company. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Use of Proceeds, page 33

20. Please disclose the approximate amount of proceeds intended to be used for capital expenditures, working capital and other general purposes, including possible acquisitions, and repayment of outstanding borrowings under the 2007 Senior Credit Facility. Refer to Item 504 of Regulation S-K.

21. We note your discussion in the last paragraph of this section reserving the right to change the use of proceeds in the event of unforeseen circumstances or changed business conditions. Please discuss the alternatives to such use in the event of unforeseen circumstances or changed business conditions. See Instruction 7 to Item 504 of Regulation S-K.

Dilution, page 35

22. Please tell us your consideration of including the conversion of PIK Notes into common stock concurrent with, and conditioned upon, the consummation of the offering in your computations of net tangible book value per share of common stock and dilution per share to new investors after giving effect to the offering.

23. Please tell us how you compute net tangible book value, including your treatment of deferred income taxes and debt issue costs.

Selected Consolidated Financial and Operating Data, page 36

24. Please tell us your consideration of providing pro forma per share data for the most recent fiscal year and subsequent interim period giving effect to the common shares to be issued in the offering that will be used to repay debt and the issuance of common shares in settlement of the PIK Notes concurrent with the closing of the offering. Also tell us your consideration of disclosing historical and pro forma per share amounts under Summary Historical Consolidated Financial and Operating Data.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

25. Please provide a detailed discussion and analysis of the valuation of Class B units granted in each of the fiscal years presented, including the quantitative amounts determined in steps one and two of the valuations. Please be sure to include information about the probabilities assigned to the various possible outcomes in step two. Additionally, please describe the factors contributing to a difference between the fair value of the Class B Units to the estimated initial public offering price, which discuses the reasons for any significant difference between your estimated initial public offering price and the value of the Class B units that was estimated based on the assumed outcome of completing an initial public offering.

Results of Operations, page 42
Fiscal 2010 Compared to Fiscal 2009, page 43

26. We note the recent trends of improving gross margins, increased volume-based vendor incentives, increased franchise and royalty income relative to sales, and decreased general and administrative expenses relative to sales. Please discuss whether you view each of these trends as indicative of amounts to be incurred in future periods and why or why not. Also identify any known events that might cause a material change in the relationship between these items and net sales. Refer to Item 303(a)(3) of Regulation S-K.

27. Please quantify the higher volume-based vendor incentives earned on certain products contributing to the reduction of product costs as a percentage of sales in your discussion and analysis of cost of sales.  Please similarly revise your discussion of cost of sales for fiscal 2009 compared to fiscal 2008 on page 46.

28. Please disclose the reasons for the increased amount of vendor advertising funds recognized as a reduction of advertising expense in your discussion of sales and marketing expenses.  Please similarly revise your discussion of sales and marketing expenses for fiscal 2009 compared to fiscal 2008 on page 47.  In addition, please discuss whether you expect the recent increase in overall sales and marketing expenses and the recent increase in vendor advertising funds, as well as the relationship of these amounts to net sales to be indicative of amounts to be incurred in future periods and why or why not.  Refer to Item 303(a)(3) of Regulation S-K.

29. Please disclose the reasons for changes in the valuation allowance for deferred tax assets and changes in state income taxes as a percentage of pretax income/loss in your discussion of income tax expense.  Please also similarly revise your discussion of income tax expense for fiscal 2009 compared to 2008 on page 48.  Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 48
Sources of Liquidity and Capital Requirements, page 49

30. Please describe any known trends, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Please refer to Item 303(a)(1) of Regulation S-K.

Cash Flows, page 51

31. We note that vendor incentives receivable increased substantially as of February 1, 2011 as compared to February 2, 2010.  Please tell us your consideration of disclosing the reasons for the significant increase in these receivables in your discussion of operating cash flows.

Critical Accounting Policies and Use of Estimates, page 54
Goodwill and Indefinite Lived Intangible Assets, page 56

32. We note that you do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions you use to test for impairment of goodwill.  Please tell us whether the fair value of your reporting unit is substantially in excess of carrying value or is at risk of failing step one of the impairment test.  If your reporting unit is not at risk of failing step one of the test please disclose that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of

failing step one of the impairment test.  If your reporting unit is at risk of failing step one of the test, please tell us your consideration of disclosing:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Summary Disclosures about Contractual Obligations and Commercial Commitments, page 59

33. We note your disclosure in the last paragraph on page F-29 and continuing to the first paragraph on page F-30 that payments under operating leases include common area maintenance, property tax and insurance.  Please add a note to the table to specify that operating leases do not include these additional amounts to which the company is obligated and provide a context for the reader to understand the impact of these charges on your total lease obligations.  See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

34. Please tell us your consideration of providing pro forma information to show your contractual obligations and commercial commitments assuming the proceeds of the initial public offering are used as disclosed under Use of Proceeds.

Business, page 62

35. We note your statement on page ii that "[you] own or have rights to use the trademarks, service marks and trade names that [you] use in conjunction with the operation of [y]our business."  Please provide the information required by Item 101(c)(1)(iv) of Regulation S-K.

36. We note your disclosure in footnote 1 on page 37 that "Mattress Firm Holding Corp. commenced operations on January 18, 2007 through the acquisition of Mattress Holding Corp" and your disclosure on page 48 that "Mattress Holding [your indirect subsidiary] and its subsidiaries own substantially all of the assets and conduct the operations of [y]our retail business."  Please revise your disclosure to describe the general development of your business, subsidiaries and any predecessor and provide the information required by Item 101(a) of Regulation S-K.

37. We note your statement in the first sentence on page 67 that you "have developed a 4-wall store economic model whereby [you] typically expect to recoup [y]our initial investment in a new store in less than one year." Please enhance your disclosure to explain how your initial investment is recouped in less than one year.

Merchandising, page 69

Pricing Strategy, page 70

38. We note your statement on page 70 that that you "offer [y]our customers a low price guarantee whereby [you] will refund 110% of the price difference on comparable products at any time within 100 days after purchase." We further note your statement on page 5 and elsewhere in your filing that you "promise to beat the lowest advertised price on a comparable product by 10% at any time up to 100 days after purchase." Please clarify whether your refund is 100% or 110%.

Management, page 78

Executive Officers and Directors, page 78

39. Please specify Mr. Levy's principal occupation and employment during the past five years, or clarify your current disclosure by adding dates or the duration of employment. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 83

Compensation Discussion and Analysis, page 83

Stock-Based Incentive Arrangements, page 88

40. Please also describe the material terms of the Class A and C Units issued to the named executive officers.

41. Please revise your Outstanding Equity Awards at Fiscal-Year End table to reflect the Class A and C Units referenced on page 89, as well as any other applicable equity awards. See Item 402(a)(2), (f)(2)(ii) and Instruction 5 to Item 402(f)(2) of Regulation S-K. As appropriate, please revise your Stock-Based Incentive Arrangements discussion, as well as your Option Exercises and Stock Vested and Potential Payments Upon Termination or Change of Control tables.

Related Party Transactions, page 101

Management Agreement with J.W. Childs, page 101

42. Please disclose the payments made to J.W. Childs for the current and each of the past three fiscal years. See Item 404(a)(3) and Instruction 1 to Item 404 of Regulation S-K. Also quantify the management and termination fee payments that will be made to J.W. Childs from the proceeds of the offering. Clarify whether the management agreement will be terminated after the offering.

Equity Support Agreements with J.W. Childs, page 101

43. Please clarify whether any equity investments have been made under the Equity Support Agreements. Please also file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

PIK Notes, page 101

44. We note your disclosure that the PIK Notes were issued "to the equity investors of [y]our parent company, Mattress Holdings, LLC, and to affiliates of such equity investors." Please name the related persons and the basis on which the persons are related persons, and quantify the dollar value of the amount involved in each PIK transaction. See Item 404(a)(1) and (3) of Regulation S-K. In addition, disclose the amount of shares that will be issued to related parties upon exchange of the PIK Notes in connection with the offering. Please also file the PIK Notes as an exhibit. See Item 601(b)(10) of Regulation S-K.

Franchise Agreement, page 102

45. Please name the related person and the basis on which the person is a related person. See Item 404(a)(1) of Regulation S-K.

Principal Stockholders, page 109

46. For the investment funds associated with Neuberger Berman Group, please identify the natural person, natural persons, or the publicly registered company that exercise the sole or shared voting or investment powers with respect to the shares disclosed, even if voting or investment power for any fund is controlled by an investment committee consisting of a large number of individuals who each have a vote to approve the exercise of such power and therefore no single person exclusively possesses the power to vote, acquire or dispose of securities held by the fund.

Description of Capital Stock, page 111

47. Please clarify whether this section is a current or post-IPO description of your charter and bylaws.

General, page 111

48. Please revise the penultimate sentence in the second paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) of Regulation C permits this type of qualification only where contemplated by the form.

Financial Statements, page F-1

49. Please update the financial statements and related financial information in the prospectus in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

50. We note that the number of shares of common stock to be outstanding after the offering will give effect to a stock split. When the split occurs, please be sure to adjust your computations of basic and diluted income (loss) per common share to give retroactive effect to the split. Please also ensure that the consolidated balance sheets and statements of stockholders' equity give retroactive effect to the change in capital structure and disclose the change made, the date the change became effective and that the change is retroactively presented. Please refer to ASC 260-10-55-12 and ASC 505-10-S99-4. In addition, the disclosures in the capitalization table on page 34, dilution on page 35 and selected consolidated financial and operating data on page 36 should give retroactive effect to the split.

51. Please present goodwill impairment losses as a separate line item, rather than aggregating goodwill impairment losses with other intangible asset impairment charges. Refer to ASC 350-20-45-2.

Notes to Consolidated Financial Statements, page F-7

52. Please tell us your consideration of disclosing the general information required by ASC 280-10-50-21 including the factors used to identify reportable segments and whether you have identified operating segments, by geographic market or otherwise, that have been aggregated into the single reportable segment. In terms of identifying your operating segments, please tell us whether results by geographic market or results disaggregated on some other basis are regularly reviewed by your chief operating decision maker to make decisions about resource allocation or to assess performance. Also tell us how the existence of both company-owned and franchised stores impacts your determination of

operating and reportable segments.  In addition, please tell us whether you sell products to franchised stores and, if so, your consideration of disclosing such sales for each year presented.

53. Please disclose the information about products and services required by ASC 280-10-50-40 or tell us why this information should not be disclosed.

54. We note that your compelling customer value proposition described in the discussion of your distinctive retail format under the "Our Competitive Strengths" subheading on page 4 includes a low price guarantee.  Please tell us how this low price guarantee is accounted for and the significance of the related refunds to your financial statements.

Note 1. Business and Summary of Significant Accounting Policies, page F-7

Vendor Incentives, page F-10

55. We note your disclosure on page 55 that certain of your vendor incentive agreements provide for increased incentives as graduated purchase volumes are met.  Please tell us your consideration of elaborating on your accounting policy disclosure to address your accounting for this particular type of arrangement.

Inventories, page F-13

56. Please disclose the nature of cost elements included in inventory in accordance with paragraph 6(b) of Rule 5-02 of Regulation S-X.

Note 3. Property and Equipment, page F-18

57. In estimating cash flows for purposes of determining whether and to what extent impairment losses have been incurred, we note estimated cash flows include projected capital expenditures.  Please refer to ASC 360-10-35-33 and tell us why estimated cash flows include future capital expenditures.  If estimated cash flows only include expenditures necessary to repair and maintain the existing service potential of the long-lived asset (asset group), and do not include capital expenditures that increase the service potential of the long-lived asset (asset group), please revise your disclosure to clarify. Otherwise, please tell us why cash flows for capital expenditures are included in estimating cash flows in the context of estimating the fair value of stores for purposes of assessing impairment of property and equipment.

Note 5.  Notes Payable and Long-Term Debt, page F-21

2007 Senior Credit Facility, page F-21

58. Please revise to provide disclosure regarding collateral and guarantees similar to that provided on page 105 or tell us why you believe the additional disclosure is not necessary.  Please also tell us your consideration of the applicability of the disclosure requirement in Rule 4-08(b) of Regulation S-X.

59. Please confirm to us that mandatory annual principal prepayments are classified as a current liability on your balance sheets and consider revising to disclose the classification of the obligation.

2009 Loan Facility, page F-23

60. With reference to the specific authoritative guidance on which you relied, please tell us the basis in GAAP for your accounting for the March 2009 amendment and restatement of the 2007 Subordinated Loan Facility, now referred to as the 2009 Loan Facility.

Note 6. Income Taxes, page F-25

61. We note your disclosure that unrecognized tax benefits, if recognized, would be recognized as a purchase price adjustment and would not affect your effective tax rate. Please tell us why your policy complies with the guidance in ASC 805-740-45-4.

Note 12. Related Party Transactions, page F-32

Equity Support Letter, page F-32

62. We note your disclosure in the description of certain indebtedness in the first complete paragraph on page 106 that you maintained compliance with financial covenants of the 2007 Senior Credit Facility for the fiscal quarter ended February 3, 2009 through the exercise of an equity cure right by making a capital contribution to Mattress Holding. This disclosure appears to be inconsistent with your disclosure that no events have occurred which required the parties to exercise the capital infusion requirement.  Please advise and/or clarify your disclosure accordingly.

Note 14. Stock-Based Compensation, page F-32

63. Please tell us your consideration of presenting information about units from the B-1 tranche separate from units in the B-2, B-3 and B-4 tranches since units from the B-1 tranche have different vesting conditions and no apparent market conditions.  Please also address your consideration of disclosing: the requisite service period for B-1 units; how the requisite service period was determined; the weighted average grant date fair value of

B-1 units; and how fair value was determined. In addition, please disclose the maximum contractual term and the number shares authorized for awards of Class B Units. Refer to ASC 718-10-50.

64. Please disclose the total fair value of Class B Units vested for each fiscal year presented.

65. You disclose that the fair value of Class B Unit awards is recognized as expense over the expected term derived from the output of the valuation model. Please disclose the expected term or range of expected terms derived from the output of the valuation model. Refer to ASC 718-10-50.

66. Please tell us your consideration of whether accounting for share-based compensation involves critical accounting estimates that should be discussed under Critical Accounting Policies and Use of Estimates on page 54.

67. Please disclose what happens upon vesting of a Class B unit; for example, whether ordinary common shares or Class B shares in Mattress Holding, LLC are issued. Additionally, please disclose in the appropriate section of the prospectus what happens to the Class B Units and/or Class B shares in Mattress Holdings, LLC upon closing of the offering and the subsequent dissolution of Mattress Holdings, LLC.

68. Given that Class B Units from the B-1 tranche will vest upon the completion of an initial public offering and Class B Units from the B-2, B-3 and B-4 tranches will also vest upon closing of the initial public offering if the return on investment to JWC Mattress Holdings, LLC meets or exceeds established thresholds, please tell us your consideration of disclosing the amount of any share-based compensation charges you expect to record upon closing and how you determined the amount of the charges in an appropriate section of the prospectus.

Item 15. Recent Sales of Unregistered Securities, page II-2

69. We note your statement that the issuances of securities in the transactions set forth in this section were deemed exempt based on certain exemptions. Please clarify which exemption you are relying on and state briefly the facts relied upon that made this exemption available. For example, disclose how many of the purchasers of the PIK Notes were accredited investors.

Item 17. Undertakings, page II-3

70. Please revise to include the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Exhibit List, page E-1

71. Please file your articles of incorporation and bylaws as currently in effect.  See Item 601(b)(3)(i)-(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters.  Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann     for

James Allegretto
Senior Assistant Chief Accountant


cc:     Andrew J. Terry
        Ropes & Gray LLP